Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Millions of Dollars)

	2008	2007	2006	2005	2004

Earnings, as defined:
Income Before Income Taxes	$278	$246	$298	$216	$84

Total fixed charges as below	114	143	159	190	198
Less capitalized interest	2	3	1		1
Total fixed charges included in Income Before Income Taxes	112	140	158	190	197

Total earnings	$390	$386	$456	$406	$281

Fixed charges, as defined:
Interest on long-term debt	$94	$109	$131	$151	$176
Interest on short-term debt and other interest	13	23	13	22	7
Amortization of debt discount, expense and premium - net	6	7	8	9	7
Estimated interest component of operating rentals	1	4	7	8	8

Total fixed charges (a)	$114	$143	$159	$190	$198

Ratio of earnings to fixed charges	3.4	2.7	2.9	2.1	1.4

Preferred stock dividend requirements on a pre-tax basis	$28	$27	$24	$4	$4
Fixed charges, as above	114	143	159	190	198
Total fixed charges and preferred stock dividends	$142	$170	$183	$194	$202
Ratio of earnings to combined fixed charges and preferred stock dividends	2.7	2.3	2.5	2.1	1.4

(a)	Interest on unrecognized tax benefits is not included in fixed charges.